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                    (CANWEST GLOBAL COMMUNICATIONS CORP. LOGO)

                                  NEWS RELEASE

For Immediate Release
December 8, 2005

                   CanWest MediaWorks NZ Reports Solid Revenue
                      Gains in First Quarter of Fiscal 2006

Winnipeg - CanWest Global Communications Corp. announced today that its 70%- owned New Zealand media operation, CanWest MediaWorks (NZ) Limited, reported a 4% increase in consolidated revenues for the first three months of its current fiscal year, which ended November 30, 2005, to NZ$73 million from NZ$70 million for the same quarter last year. EBITDA for the quarter declined by 11% to NZ$24 million, primarily as a result of planned programming investments at its television operations.

Tom Strike, Chairman of CanWest MediaWorks NZ and President of CanWest MediaWorks International, said that the decline in EBITDA was the result of a conscious decision to broadcast more local programming during the quarter on the Company's flagship TV3 television network. Investment in Campbell Live and the Radio Live radio network also contributed to the increase in the cost of programming. Mr. Strike added that the first quarter decline in EBITDA was anticipated some time ago and foreshadowed when the company reported its annual results in October. Mr. Strike stated that, "We fully expect, over the balance of the fiscal year, that the increased costs associated with the airing of these local programming will be more than offset by lower programming costs in the next three quarters, resulting in an overall EBITDA improvement as the year progresses."

Brent Impey, CanWest MediaWorks NZ's CEO, noted that TV3's flagship news program 3 News continued to perform exceptionally well, recently picking up the prestigious Qantas Television Award for the best news program in New Zealand. In addition, TV3's programming also won Qantas Television Awards for best current affairs program, investigative journalism program, best drama and best comedy. Mr. Impey also noted that RadioWorks' The Edge was the most listened to music station in the latest New Zealand radio audience survey and that The Rock has become the number one station among its target demographic of 20-44 year old males.

These financial results are reported in accordance with International Financial Reporting Standards applicable in New Zealand, and will be subject to foreign currency translation and adjustment to Canadian GAAP upon consolidation with CanWest's other media operations.

This news release contains comments or forward-looking statements that are based largely upon the Company's current expectations and are subject to certain risks, trends and uncertainties. These factors could cause actual future performance to vary

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materially from current expectations. The Company may not update or revise any forward-looking statements or comments, whether as a result of new information, future events or otherwise.

CanWest MediaWorks (NZ) Limited (NZX: MWL, www.mediaworks.co.nz) is a public company listed on the New Zealand Stock Exchange.

CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.SV and CGS.NV www.CanWestglobal.com), an international media company, is Canada's largest media company. CanWest is Canada's largest publisher of daily newspapers, and also owns, operates and/or holds substantial interests in radio, conventional television, out-of-home advertising, specialty cable channels and Web sites in Canada, New Zealand, Australia, Ireland and the United Kingdom.




For more information, please contact:

Geoffrey Elliot
Vice President, Corporate Affairs
Tel: (204) 956-2025
Fax: (204) 947-9841
gelliot@canwest.com


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